                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                         Commission File Number 0-6094     |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [x] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
                                                           +------------------+
For Period Ended: March 31, 2001                           +------------------+
                                                           | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |                  |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |                  |
For the Transition Period Ended: ________________________  +------------------+

+------------------------------------------------------------------------------+
| Read Instruction (on back page) Before Preparing Form. Please Print or Type | | Nothing in this form shall be construed to imply that the Commission has |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

                    National Commerce Financial Corporation
--------------------------------------------------------------------------------
Full Name of Registrant

                       National Commerce Bancorporation
--------------------------------------------------------------------------------
Former Name if Applicable

                             One Commerce Square
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                           Memphis, Tennessee 38150
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[ ] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE


     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant announced on May 15, 2001, after the close of the market, that it will restate its financial statements to reflect purchase accounting treatment for all of its business combinations since 1997. The action by the Registrant was proposed by management and accepted by the Registrant's audit committee following a thorough review by the Registrant of the use of the pooling-of-interests method of accounting by the former National Commerce Bancorporation for business combinations consummated in 1998, 1999 and 2000, including its July 2000 merger of equals with the former CCB Financial Corporation. That review was prompted by comments and questions from the Securities and Exchange Commission arising from its routine review of the Registrant's recent SEC filings.

The Registrant requires additional time to calculate accurately the effect of the restatement. Such restatement will have a material adverse effect on reported and future earnings under generally accepted accounting principles.

The Registrant will record on its balance sheet and amortize over varying periods intangible assets, including goodwill and core deposit premiums. Amortization of these intangibles will materially adversely affect GAAP earnings over the useful lives of the related assets.

The Registrant's review of its use of the pooling of interests method of accounting arose out of a routine SEC review of a Form S-3 (Selling Shareholder Registration), incorporating the Registrant's annual report on Form 10-K for the year ended December 31, 1999, and its quarterly report on Form 10-Q for the quarter ended September 30, 2000. The SEC questioned whether the Registrant's stock repurchase program disqualified the Registrant from using the pooling-of-interests method of accounting for the CCB merger and eight much smaller mergers since 1997. In addition, the Registrant discovered that certain stock option and restricted stock grants by the former National Commerce Bancorporation occurring shortly before or simultaneously with announcement of the CCB merger might be violations of technical pooling rules. At issue are complex technical provisions in Accounting Principles Board Opinion 16 and later interpretative literature governing certain stock transactions within two years prior to initiation of a business combination accounted for as a pooling of interests.
It was these questions that led to management's review and prompted its decision to restate the Registrant's financial statements. The Registrant has taken action to rescind certain transactions related to the restricted stock and stock options referenced above.

The Registrant's new independent auditors, KMPG LLP, have not completed their review of the quarterly financial statements. Moreover, substantial effort will be required, and is being exerted currently, to record the above-referenced transactions as purchases and determine the effect on historical financial statements. Until determination of the effect of this action on prior financial statements has been made, the Registrant will not be in a position to file its Quarterly Report on Form 10-Q for the period ended March 31, 2001.

                                    Part IV
                               Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

     Sheldon M. Fox                      (901)          523-3656
     --------------                      -----          --------  ----------
          (Name)                    (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                              [X] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [X ] Yes     [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The action taken by the Registrant as described in Part III above was not taken until the day the Registrant's Quarterly Report on Form 10-Q was due. As stated in Part III, the determination of the effect of the restatement on the Registrant's historical financial statements is required for accurate financial statements for the quarter ended March 31, 2001 to be prepared. Given the timing of the determination by the Registrant that it would restate prior results, the Registrant is not in a position at the present time to record the effect on prior balance sheets and income statements and cannot reasonably estimate the impact on financial results that will be reflected in the Form 10-Q.



                    National Commerce Financial Corporation
               -------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 16, 2001                  By:   /s/ Sheldon M. Fox
                                       -------------------------------
                                    Name:  Sheldon M. Fox
                                    Title: Chief Financial Officer